SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 11, 2008

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

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Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

- Investor Relations Release -

Study shows once-yearly Aclasta® better than risedronate at increasing bone mass in patients with osteoporosis caused by glucocorticoids

•      Glucocorticoids, commonly known as steroids, widely used to treat inflammatory conditions but can increase risk of osteoporotic fractures with up to 50% of patients on long-term therapy at risk(1),(2)

•      Study of more than 800 men and women shows higher bone mineral density with Aclasta than risedronate, a current established therapy(3)

•      Regulatory approval sought for treatment and prevention of glucocorticoid-induced osteoporosis in EU and US

Basel, April 11, 2008 – New data show that a once-yearly infusion of Aclasta® (zoledronic acid 5 mg)(1) was significantly better than risedronate at increasing bone mass in patients with osteoporosis caused by glucocorticoids, commonly known as steroids(3). These medications are widely used to treat inflammatory conditions but can cause bone loss and osteoporosis(1),(2).

Up to 50% of patients receiving long-term glucocorticoid therapy are at increased risk of fracture due to osteoporosis(2), and approximately nine million people worldwide are affected by glucocorticoid-induced osteoporosis (GIO)(4),(5).

Results of a clinical study in 833 men and women were presented today at the European Congress on Clinical and Economic Aspects of Osteoporosis and Osteoarthritis (ECCEO) in Istanbul, Turkey(3).

“Recognizing and treating GIO is an important need, as glucocorticoid therapy is so widely used and presents an ongoing challenge for physicians,” said Professor David M. Reid, Head of the Division of Applied Medicine at the University of Aberdeen, UK. “The significant efficacy of this once-yearly treatment, offering year-long bone protection, will provide a very valuable treatment option for healthcare professionals treating and managing osteoporosis induced by glucocorticoids.”

The trial investigated both prevention (288 patients) and treatment (545 patients) of GIO(3). Results demonstrated that a single yearly infusion of Aclasta significantly increased bone mineral density (BMD) in the lumbar spine at 12 months compared to risedronate in both the treatment group (Aclasta 4.1%, risedronate 2.7%; P=0.0001) and prevention group (Aclasta 2.6%, risedronate 0.6%; P<0.0001)(3).

(1)  The tradename in the US is Reclast®

Risedronate is one of the established treatments for GIO(6) and, like Aclasta, is a member of the bisphosphonate class of drugs(6). Risedronate is taken in the form of a daily pill(6), whereas Aclasta is given as a once-yearly 15-minute infusion(7),(8), promoting compliance with bisphosphonate treatment and providing annual protection against the consequences of osteoporosis.

Novartis is applying for an indication with the European Medicines Agency (EMEA) and the US Food and Drug Administration (FDA) for the treatment and prevention of GIO.

Aclasta is already approved in more than 50 countries for the treatment of postmenopausal osteoporosis and in more than 70 countries for the treatment of Paget’s disease of bone, the second most common metabolic bone disorder. Additional indications for Aclasta are being pursued worldwide for the prevention of clinical fractures after hip fracture and the treatment of osteoporosis in men.

A growing body of clinical evidence supports Aclasta as the only treatment for postmenopausal osteoporosis approved in the US and EU to reduce the risk of fractures in all key sites typically affected by osteoporosis, including the hip, spine and non-spine (e.g. wrist and rib)(7).

“These new data reinforce the efficacy of this novel once-yearly treatment and confirm Aclasta’s ability to increase bone mineral density significantly in different populations,” said Trevor Mundel, MD, Head of Global Development Functions at Novartis Pharma AG. “We already know from previous osteoporosis studies that patients prefer a single yearly dose versus oral weekly treatment(9),(10), confirming that Aclasta should provide a real benefit for patients affected by osteoporosis.”

The primary objective of the GIO study was to demonstrate non-inferiority of Aclasta to risedronate in percentage change in lumbar spine BMD from baseline at 12 months(3). Secondary endpoints included change in lumbar spine BMD at six months, and in the BMD of femoral neck and total hip at six and 12 months(3).

Results from the study confirm that Aclasta is generally safe and well-tolerated. The most common adverse events associated with Aclasta were transient post-dose symptoms such as fever and muscle pain. The majority of these symptoms occurred in the first three days after Aclasta administration and resolved within three days. Post-dose symptoms can be reduced by taking paracetamol or ibuprofen shortly after the Aclasta infusion(7),(8),(11).

Analysis of key safety parameters, including osteonecrosis of the jaw, atrial fibrillation, renal impairment and delayed fracture healing, found Aclasta was comparable to risedronate(11).

The active ingredient in Aclasta is zoledronic acid, which is also available in a different dosage under the brand name Zometa® (zoledronic acid 4 mg) for use in certain oncology indications.

Disclaimer

The foregoing release contains forward-looking statements that can be identified by terminology such as “can”, “will”, “should”, or similar expressions, or by express or implied discussions regarding potential new indications or labelling for Aclasta or regarding potential future revenues from Aclasta. Such forward-looking statements reflect the current views of the Company regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results with Aclasta to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that Aclasta will be approved for any additional indications or labelling in any market. Nor can there be any guarantee that Aclasta will achieve any particular levels of revenue in the future. In particular, management’s expectations regarding Aclasta could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; unexpected clinical trial results, including unexpected new clinical data and unexpected additional analysis of existing clinical data; the company’s ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; government, industry and general public pricing pressures, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis AG provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on growth areas in healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic pharmaceuticals, preventive vaccines and diagnostic tools, and consumer health products. Novartis is the only company with leading positions in these areas. In 2007, the Group’s continuing operations (excluding divestments in 2007) achieved net sales of USD 38.1 billion and net income of USD 6.5 billion. Approximately USD 6.4 billion was invested in R&D activities throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 98,200 full-time associates and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

References

(1)    International Osteoporosis Foundation website. Last accessed March 18, 2008. http://www.iofbonehealth.org/patients-public/about-osteoporosis/symptoms-risk-factors.html

(2)    Sambrook PN Corticosteroid Osteoporosis: Practical Implications of Recent Trials. Journal of Bone and Mineral Research 2000; 15: 1645-1649.

(3)    Reid DM, Devogelaer J-P, Saag K, et al. A single infusion of zoledronic acid 5 mg is significantly more effective than daily oral risedronate 5 mg in increasing bone mineral density of the lumbar spine, hip, femoral neck and trochanter in patients with glucocorticoid-induced osteoporosis. April 11, 2008.

(4)    Population Division of the Department of Economic and Social Affairs of the United Nations Secretariat, World Population Prospects: The 2006 Revision World Urbanization Prospects.

(5)    Van Staa TP, Leufkens HGM, Abenhaim L, Begaud B et al. Use of oral corticosteroids in the United Kingdom. Q J Med 2000; 93:105–11.

(6)    Actonel® (risedronate sodium) Prescribing Information. Cincinnati, OH: Procter & Gamble Pharmaceuticals, Inc., May 2007.

(7)    Black DM, Delmas PD, Eastell R, et al. for the HORIZON Pivotal Fracture Trial. Once-yearly zoledronic acid for treatment of postmenopausal osteoporosis. N Engl J Med. 2007; 356: 1809-1822.

(8)    Lyles KW, Colon-Emeric CS, Magaziner JS, et al. for the HORIZON Recurrent Fracture Trial. Zoledronic acid and clinical fractures and mortality after hip fracture. N Engl J Med. 2007:537:1799-1809.

(9)    Lindsay R, Saag K, Kriegman A et al. A single zoledronic acid 5mg infusion is preferred over weekly 70 mg oral alendronate in a clinical trial of postmenopausal women with osteoporosis/osteopenia. Osteo Int 2006; 17(1):S1-124.

(10)   McClung M, Recker R, Miller P et al. Intravenous zoledronic acid 5 mg in the treatment of postmenopausal women with low bone density previously treated with alendronate. Bone. 2007; 41:122-128.

(11)   Novartis data on file. Novartis Pharma AG; March 11, 2008.

# # #

Novartis Media Relations

Beatrix Benz	Irina Ferluga
Novartis Global Media Relations	Novartis Pharma Communications
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: April 11, 2008	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting